Exhibit 99.1

PILLARSTONE CAPITAL REIT OPERATING PARTNERSHIP LP
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016
and for the Period September 23, 2016 (Inception) to December 31, 2016
with Report of Independent Auditors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Pillarstone Capital REIT Operating Partnership LP:

We have audited the accompanying consolidated balance sheet of Pillarstone Capital REIT Operating Partnership LP and subsidiaries (the “Partnership”) as of December 31, 2016, and the related consolidated statements of operations, changes in partners’ capital (deficit), and cash flows for the period from inception (September 23, 2016) to December 31, 2016. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pillarstone Capital REIT Operating Partnership LP and subsidiaries as of December 31, 2016, and the consolidated results of its operations and its cash flows for the period from inception (September 23, 2016) to December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas
March 22, 2017

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
CONSOLIDATED BALANCE SHEET
(in thousands, except per unit data)

December 31,
2016
ASSETS
Real estate assets, at cost
Property	$92,338
Accumulated depreciation	(32,533)
Total real estate assets	59,805
Cash and cash equivalents	1,236
Escrows and acquisition deposits	2,274
Accrued rents and accounts receivable, net of allowance for doubtful accounts	3,692
Unamortized lease commissions	1,150
Prepaid expenses and other assets	82
Total assets	$68,239
LIABILITIES AND EQUITY (DEFICIT)
Liabilities:
Notes payable	$65,474
Accounts payable and accrued expenses	3,746
Tenants' security deposits	996
Total liabilities	70,216
Commitments and contingencies:	—
Partners' capital:
General partner, 3,096,403 units issued and outstanding as of December 31, 2016	15
Limited partner, 13,591,764 units issued and outstanding as of December 31, 2016	(1,992)
Total partners' capital (deficit)	(1,977)
Total liabilities and partners' capital (deficit)	$68,239

See the accompanying notes to consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per unit data)

For the Period September 23, 2016 (Inception) to December 31,
2016

Rental revenues	$938
Other revenues	154
Total property revenues	1,092

Property expenses
Property operation and maintenance	397
Real estate taxes	174
Total property expenses	571

Other expenses
Depreciation and amortization	285
Interest expense	156
Total other expense	441

Net income	$80

Net income per unit: Basic and Diluted	$0.00

Weighted average number of units outstanding: Basic and Diluted	16,688

See the accompanying notes to consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL (DEFICIT) (in thousands)

					Total
					Partners'
	General Partner		Limited Partner		Capital
	Units	Amount	Units	Amount	(Deficit)
Balance, September 23, 2016	—	$—	—	$—	$—

Contributions from partners	3,096	4,121	13,592	18,090	22,211

Distributions to partners	—	(4,121)	—	(20,147)	(24,268)

Net income	—	15	—	65	80

Balance, December 31, 2016	3,096	$15	13,592	$(1,992)	$(1,977)

See the accompanying notes to consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
For the Period September 23, 2016 (Inception) to December 31,
2016
Cash flows from operating activities:
Net income	$80
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	285
Bad debt expense	127
Changes in operating assets and liabilities:
Accrued rent and accounts receivable	(2,153)
Unamortized lease commissions	(8)
Accounts payable and accrued expenses	1,431
Tenants' security deposits	61
Net cash used in operating activities	(177)
Cash flows from financing activities:
Proceeds from issuance of OP units, net of offering costs	1,413
Net cash provided by financing activities	1,413
Net increase in cash and cash equivalents	1,236
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$1,236

Supplemental disclosure of cash flow information:
Cash paid for interest	$—
Cash paid for taxes	$—
Non cash investing and financing activities:
Debt assumed with acquisitions of real estate	$65,937
Value of OP units exchanged for real estate	$16,677
OP units issued to general partner	$4,121
Distributions to partners	$(24,268)

See the accompanying notes to consolidated financial statements.

PILLARSTONE CAPITAL REIT OPERATING PARTNERSHIP LP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2016

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Pillarstone Capital REIT Operating Partnership LP, a Delaware limited partnership, together with its subsidiaries, (collectively, the “Partnership,” “Pillarstone OP,” “we,” “our,” or “us”), was formed on September 23, 2016 to conduct substantially all of the operations for its sole general partner, Pillarstone Capital REIT (“Pillarstone” or the “General Partner”). Pillarstone is a Maryland Real Estate Investment Trust ("REIT") engaged in investing in, owning and operating commercial properties. Future real estate investments may include (i) acquisition and development of retail, office, office warehouse, industrial, multifamily, hotel, and other commercial properties, (ii) acquisition of or merger with a real estate investment trust or real estate operating company and (iii) joint venture investments. Excess funds can be invested in cash equivalents depending on market conditions. As of December 31, 2016, we owned 14 commercial properties in and around Dallas-Fort Worth and Houston.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation.  The accompanying consolidated financial statements include the accounts of the Partnership and its subsidiaries. All net income or loss is allocated between the General Partner and limited partner based on the weighted-average percentage ownership of the Partnership during the year. Issuances of additional limited partnership interest in the Partnership (“OP units”) changes the basis of ownership interests of both the General Partner and limited partner.

Basis of Accounting.  Our financial records are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates.   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates that we use include the estimated fair values of properties acquired, the estimated useful lives for depreciable and amortizable assets and costs, the estimated allowance for doubtful accounts and the estimates supporting our impairment analysis for the carrying values of our real estate assets.  Actual results could differ from those estimates.

Revenue Recognition.  All leases on our properties are classified as operating leases, and the related rental income is recognized on a straight-line basis over the terms of the related leases.  Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rents and accounts receivable.  Percentage rents are recognized as rental income when the thresholds upon which they are based have been met.  Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenues in the period the corresponding costs are incurred.  We have established an allowance for doubtful accounts against the portion of tenant accounts receivable which is estimated to be uncollectible.

Cash and Cash Equivalents.  We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  Cash and cash equivalents as of December 31, 2016 consisted of demand deposits at commercial banks and brokerage accounts.

Real Estate

Acquired Properties and Acquired Lease Intangibles.  For acquired properties under common control, the carrying value at the time of purchase of the acquired properties' land, building and improvements, identifiable intangible assets and the acquired liabilities were transferred to the Partnership.

Depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of 5 to 39 years for improvements and buildings, respectively.  Tenant improvements are depreciated using the straight-line method over the life of the improvement or remaining term of the lease, whichever is shorter.

PILLARSTONE CAPITAL REIT OPERATING PARTNERSHIP LP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2016

Impairment.  We review our properties for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations.  We determine whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property.  If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value.  Management has determined that there has been no impairment in the carrying value of our real estate assets as of December 31, 2016.

Accrued Rents and Accounts Receivable.  Included in accrued rent and accounts receivable are base rents, tenant reimbursements and receivables attributable to recording rents on a straight-line basis. An allowance for the uncollectible portion of accrued rents and accounts receivable is determined based upon customer credit-worthiness (including expected recovery of our claim with respect to any tenants in bankruptcy), historical bad debt levels, and current economic trends.  As of December 31, 2016, we had an allowance for uncollectible accounts of $0.1 million. For the period from September 23, 2016 (Inception) to December 31, 2016, we recorded bad debt expense in the amount of $0.1 million related to tenant receivables that we specifically identified as potentially uncollectible based on our assessment of each tenant’s credit-worthiness.  Bad debt expenses and any related recoveries are included in property operation and maintenance expense.

Unamortized Lease Commissions and Loan Costs.  Leasing commissions are amortized using the straight-line method over the terms of the related lease agreements.  Loan costs are amortized on the straight-line method over the terms of the loans, which approximates the interest method.  Costs allocated to in-place leases whose terms differ from market terms related to acquired properties are amortized over the remaining life of the respective leases.

Prepaids and Other Assets.  Prepaids and other assets include escrows established pursuant to certain mortgage financing arrangements for real estate taxes and insurance.

State Taxes.  We are subject to the Texas Margin Tax, which is computed by applying the applicable tax rate (1% for us) to the profit margin, which, generally, will be determined for us as total revenue less a 30% standard deduction.  Although the Texas Margin Tax is not considered an income tax, FASB ASC 740, “Income Taxes” (“ASC 740”) applies to the Texas Margin Tax.  As of December 31, 2016, we had not recorded a margin tax provision.

Fair Value of Financial Instruments.  Our financial instruments consist primarily of cash, cash equivalents, accounts receivable and accounts and notes payable.  The carrying value of cash, cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to their short-term nature.  The fair value of our long-term debt, consisting of fixed rate secured notes, variable rate secured notes and an unsecured revolving credit facility aggregate to approximately $65.1 million as compared to the book value of approximately $65.9 million as of December 31, 2016. The fair value of our long-term debt is estimated on a Level 2 basis (as provided by ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”)), using a discounted cash flow analysis based on the borrowing rates currently available to us for loans with similar terms and maturities, discounting the future contractual interest and principal payments.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2016. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2016 and current estimates of fair value may differ significantly from the amounts presented herein.

Concentration of Risk.  Substantially all of our revenues are obtained from office, warehouse and retail locations in the Dallas-Fort Worth and Houston metropolitan areas. We maintain cash accounts in major U.S. financial institutions. The terms of these deposits are on demand to minimize risk. The balances of these accounts sometimes exceed the federally insured limits, although no losses have been incurred in connection with these deposits.

Recent accounting pronouncements. In February 2016, the FASB issued guidance requiring lessees to recognize a lease liability and a right-of-use asset for all leases. Lessor accounting will remain largely unchanged with the exception of changes related to costs which qualify as initial direct costs. The guidance will also require new qualitative and quantitative disclosures to help financial statement users better understand the timing, amount and uncertainty of cash flows arising from leases. This guidance will be effective for reporting periods beginning on or after December 15, 2018, with early adoption permitted. We are currently evaluating the impact of this guidance and its impact on our consolidated financial statements.

PILLARSTONE CAPITAL REIT OPERATING PARTNERSHIP LP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2016

In November 2016, the FASB issued guidance requiring that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance will become effective for the reporting periods beginning on or after December 15, 2017, and interim periods within those fiscal years. We are currently evaluating the impact of this guidance and its impact on our consolidated financial statements.

In January 2017, the FASB issued guidance clarifying the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance will become effective for the reporting periods beginning on or after December 15, 2017, and interim periods within those fiscal years. We are currently evaluating the impact of this guidance and its impact on our consolidated financial statements.

In February 2017, the FASB issued guidance clarifying the scope of asset derecognition guidance, added guidance for partial sales of nonfinancial assets and clarified recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. This guidance will become effective for the reporting periods beginning on or after December 15, 2017, and interim periods within those fiscal years. We are currently evaluating the impact of this guidance and its impact on our consolidated financial statements.

3.  REAL ESTATE

As of December 31, 2016, we owned 14 commercial properties in the Dallas-Fort Worth and Houston areas comprised of approximately 1.5 million square feet of gross leasable area.

Property Acquisitions. On December 8, 2016, Pillarstone and the Partnership entered into a Contribution Agreement (the “Contribution Agreement”) with Whitestone REIT Operating Partnership, L.P. (“Whitestone OP”), a subsidiary and the operating partnership of Whitestone REIT (“Whitestone”), pursuant to which Whitestone OP contributed to the Partnership all of the equity interests in four of its wholly-owned subsidiaries: Whitestone CP Woodland Ph. 2, LLC, a Delaware limited liability company (“CP Woodland”); Whitestone Industrial-Office, LLC, a Texas limited liability company (“Industrial-Office”); Whitestone Offices, LLC, a Texas limited liability company (“Whitestone Offices”); and Whitestone Uptown Tower, LLC, a Delaware limited liability company (“Uptown Tower”, and together with CP Woodland, Industrial-Office and Whitestone Offices, the “Entities”) that own fourteen (14) real estate assets (the “Real Estate Assets” and, together with the Entities, the “Property”) for aggregate consideration of approximately $84 million, consisting of (1) approximately $18.1 million of Class A OP units, issued at a price of $1.331 per OP Unit; and (2) the assumption of approximately $65.9 million of liabilities by the Partnership, consisting of (a) approximately $15.5 million of Whitestone OP’s liability under that certain Amended and Restated Credit Agreement, dated as of November 7, 2014, as amended, among the Bank of Montreal, as Administrative Agent (the “Agent”), the lenders party thereto, BMO Capital Markets, Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and U.S. Bank, National Association, Whitestone OP, as borrower, and Whitestone and certain subsidiaries of Whitestone OP, as guarantors (as amended, the “Whitestone Credit Facility”); (b) an approximately $16.3 million promissory note (the “Whitestone Uptown Tower Promissory Note”) of Uptown Tower issued under that certain Loan Agreement, dated as of September 26, 2013, (as amended, the “Whitestone Uptown Tower Loan Agreement” and, together with the Whitestone Uptown Tower Promissory Note, the “Whitestone Uptown Tower Loan Documents”) between Uptown Tower, as borrower, and U.S. Bank National Association, as successor to Morgan Stanley Mortgage Capital Holdings LLC, as lender, and (c) an approximately $34.1 million promissory note (the “Whitestone Industrial-Office Promissory Note”) of Industrial-Office issued under that certain Loan Agreement, dated as of November 26, 2013 (the “Whitestone Industrial-Office Loan Agreement” and, together with the Whitestone Industrial-Office Promissory Note, the “Whitestone Industrial-Office Loan Documents”), between Industrial-Office, as borrower, and Jackson National Life Insurance Company, as lender (collectively, the “Acquisition”).

PILLARSTONE CAPITAL REIT OPERATING PARTNERSHIP LP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2016

In connection with the Acquisition, on December 8, 2016, the Partnership and Pillarstone entered into an OP Unit Purchase Agreement (the “OP Unit Purchase Agreement”) with Whitestone OP pursuant to which the Partnership may require Whitestone OP to purchase up to an aggregate of $3.0 million of OP Units at a price of $1.331 per OP Unit over the two-year term of the OP Unit Purchase Agreement on the terms set forth therein. The OP Unit Purchase Agreement contains customary closing conditions and the parties have made certain customary representations, warranties and indemnifications to each other in the OP Unit Purchase Agreement. In addition, pursuant to the OP Unit Purchase Agreement, in the event of a Change of Control (as defined therein) of Whitestone, the Partnership shall have the right, but not the obligation, to repurchase the OP Units issued thereunder from Whitestone OP at their initial issue price of $1.331 per OP Unit.

In connection with the Acquisition, (1) with respect to each Real Estate Asset (other than the Real Property Asset owned by Uptown Tower), Whitestone TRS, Inc. (“Whitestone TRS”), a subsidiary of Whitestone, entered into a Management Agreement with the Entity that owns such Real Estate Asset and (2) with respect to Uptown Tower, Whitestone TRS entered into a Management Agreement with the Partnership (collectively, the “Management Agreements”). Pursuant to the Management Agreements with respect to each Real Estate Asset (other than Uptown Tower), Whitestone TRS agreed to provide certain property management, leasing and day-to-day advisory and administrative services to such Real Estate Asset in exchange for (x) a monthly property management fee equal to 5.0% of the monthly revenues of such Real Estate Asset and (y) a monthly asset management fee equal to 0.125% of GAV (as defined in each Management Agreement as, generally, the purchase price of the respective Real Estate Asset based upon the purchase price allocations determined pursuant to the Contribution Agreement, excluding all indebtedness, liabilities or claims of any nature) of such Real Estate Asset. Pursuant to the Management Agreement with respect to Uptown Tower, Whitestone TRS agreed to provide certain property management, leasing and day-to-day advisory and administrative services to the Partnership in exchange for (x) a monthly property management fee equal to 3.0% of the monthly revenues of Uptown Tower and (y) a monthly asset management fee equal to 0.125% of GAV of Uptown Tower.

4.  ACCRUED RENTS AND ACCOUNTS RECEIVABLE, NET

Accrued rents and accounts receivable, net, consists of amounts accrued, billed and due from tenants, allowance for doubtful accounts and other receivables as follows (in thousands):

December 31,
2016
Tenant receivables	$1,989
Accrued rents and other recoveries	1,828
Allowance for doubtful accounts	(125)
Totals	$3,692

5.  UNAMORTIZED LEASE COMMISSIONS

Costs which have been deferred consist of the following (in thousands):

December 31,
2016
Leasing commissions	$2,507
Less: leasing commissions accumulated amortization	(1,357)
Total cost, net of accumulated amortization	$1,150

Table of Contents
WHITESTONE REIT AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2016

     A summary of expected future amortization of deferred costs is as follows (in thousands):

Years Ended December 31,	Total
2017	$430
2018	296
2019	198
2020	149
2021	77
Total	$1,150

6.  FUTURE MINIMUM LEASE INCOME

We lease the majority of our properties under noncancelable operating leases, which provide for minimum base rents plus, in some instances, contingent rents based upon a percentage of the tenants’ gross receipts. A summary of minimum future rents to be received (exclusive of renewals, tenant reimbursements, and contingent rents) under noncancelable operating leases in existence as of December 31, 2016 is as follows (in thousands):

Years Ended December 31,	Minimum Future Rents
2017	$12,523
2018	8,612
2019	5,854
2020	4,465
2021	3,089
Thereafter	13,615
Total	$48,158

7.  DEBT

Mortgages and other notes payable consist of the following (in thousands):

December 31,
Description	2016
Fixed rate notes
$37.0 million 3.76% Note, due December 1, 2020	$34,166
$16.5 million 4.97% Note, due September 26, 2023	16,298
Floating rate notes
Related party Note, LIBOR plus 1.40% to 1.95%, due December 8, 2018	15,473
Total notes payable principal	65,937
Less deferred financing costs, net of accumulated amortization	(463)
$65,474

Our mortgage debt was collateralized by 10 operating properties as of December 31, 2016 with a combined net book value of $42.3 million.  Our loans contain restrictions that would require the payment of prepayment penalties for the acceleration of outstanding debt and are secured by deeds of trust on certain of our properties and the assignment of certain rents and leases associated with those properties.

PILLARSTONE CAPITAL REIT OPERATING PARTNERSHIP LP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2016

Certain other of our loans are subject to customary covenants.  As of December 31, 2016, we were in compliance with all loan covenants.
Annual maturities of notes payable as of December 31, 2016 are due during the following years:

Amount Due
Year	(in thousands)
2017	$1,270
2018	16,795
2019	1,376
2020	31,286
2021	308
Thereafter	14,902
Total	$65,937

8.  EARNINGS PER UNIT

Basic earnings per unit for the Partnership's unit holders is calculated by dividing net income by the Partnership's weighted-average units outstanding during the period.  Diluted earnings per unit for the Partnership's unit holders is calculated by dividing net income by the Partnership's weighted-average units outstanding during the period including any dilutive unvested restricted units.

Year Ended
December 31,
(in thousands, except per unit data)	2016
Numerator:
Net income	80

Denominator:
Weighted average number of units - basic and dilutive	16,688

Earnings Per Unit:
Basic and Diluted:
Net income per unit	$0.00

9. PARTNERS' CAPITAL

Operating Partnership Units

The Partnership conducts substantially all of Pillarstone's business. Pillarstone is the sole general partner of the Partnership and as of December 31, 2016, owned a 18.6% interest in the Partnership.

At any time on or after six months following the date of the initial issuance thereof, limited partners in the Partnership holding OP units have the right to convert their OP units for cash, or at the option of the general partner, common shares of Pillarstone. As of December 31, 2016, there were 16,688,167 OP units outstanding.

Table of Contents
WHITESTONE REIT AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2016

10.  COMMITMENTS AND CONTINGENCIES

We are a participant in various legal proceedings and claims that arise in the ordinary course of our business.  These matters are generally covered by insurance.  While the resolution of these matters cannot be predicted with certainty, we believe that the final outcome of these matters will not have a material effect on our financial position, results of operations, or cash flows.

11.  SUBSEQUENT EVENTS

We have evaluated subsequent events through March 22, 2017, the date the financial statements were available to be issued, and are not aware of any events that have occurred that would require additional adjustments to or disclosures in the Consolidated Financial Statements.